Exhibit 6

LANDRY’S RESTAURANTS, INC.

RESTRICTED STOCK GRANT AGREEMENT

Landry’s Restaurants, Inc., a Delaware corporation (the “Company”), in accordance with the First Amendment to the Personal Service and Employment Agreement entered into effective as of March 14, 2006 by and between the Company and Tilman J. Fertitta, (the “Employment Agreement”) hereby grants to Tilman J. Fertitta (the “Participant”) an award of 275,000 shares of common stock of the Company, par value $0.01 per share, (the “Awarded Shares”), subject to the terms and conditions of this Landry’s Restaurants, Inc. Restricted Stock Grant Agreement (the “Agreement”).

1. Date of Transfer of Awarded Shares. The date of transfer of the Awarded Shares to the Participant is March 14, 2006 (the “Date of Grant”).

2. Definitions. Capitalized terms used herein shall have the meanings assigned to such terms in this Section 2 or in the Employment Agreement, even if the Employment Agreement is no longer in force and effect.

(a)	“Board” means the board of directors of the Company.

(b)	“Termination of Service” means the cessation of Participant’s employment as an employee of the Company and its subsidiaries for any reason other than death, Disability, or a Termination Event.

(c)	“Permitted Transfer” means any of the following transfers that comply with Section 16 of this Agreement: (i) any transfer of Awarded Shares to the Company, (ii) a transfer of Awarded Shares to the spouse (or former spouse), children or grandchildren of the Participant (“Immediate Family Members”), or (iii) a transfer of Awarded Shares to a trust or trusts for the exclusive benefit of such Immediate Family Members, provided that in each case, a Permitted Transferee executes a counterpart of this Agreement in order to be bound thereby.

(d)	“Permitted Transferee” means the recipient of a Permitted Transfer described in Sections 2(c)(ii) or (iii).

3. Vesting. The vesting of the Awarded Shares as set forth in this Section 3 shall be conditioned upon the Participant’s future performance of services.

(a)	Except as otherwise provided herein or any other applicable provision of this Agreement, one hundred percent (100%) of the Awarded Shares shall vest on March 14, 2013;

(b)	Notwithstanding the foregoing, vesting of the Awarded Shares shall be accelerated, and one hundred percent (100%) of the Awarded Shares shall be fully vested on the date of a Termination Event or on the date of the Participant’s death or Disability.

4. Forfeiture of Awarded Shares. Awarded Shares that are not vested in accordance with Section 3 shall be forfeited on the date of the Participant’s Termination of Service. Upon forfeiture, all of Participant’s rights with respect to the forfeited Awarded Shares shall cease and terminate, without any further obligations on the part of the Company.

5. Restrictions on Awarded Shares. Awarded Shares that are not vested in accordance with Section 3 and which are subject to forfeiture in accordance with Section 4 shall be subject to the terms, conditions, provisions, and limitations of this Section 5.

(a)	Transfer Restrictions. From the Date of Grant until the date the Awarded Shares are vested in accordance with Section 3 and no longer subject to forfeiture in accordance with Section 4 (the “Restriction Period”), neither the Participant nor any Permitted Transferee shall be permitted to sell, transfer, pledge, hypothecate, assign, grant any option to purchase, make any short sale of, or otherwise dispose of or encumber any of the Awarded Shares. Any such transfer, disposition, or encumbrance shall be null and void ab initio. Notwithstanding the foregoing, the Participant or a Permitted Transferee may engage in a Permitted Transfer. Upon any forfeiture, all rights of a Participant or Permitted Transferee with respect to the forfeited Awarded Shares shall cease and terminate, without any further obligation on the part of the Company. Following any Permitted Transfer described in Sections 2(c)(ii) or (iii), the Awarded Shares shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for all applicable purposes of this Agreement the term “Participant” shall be deemed to include the Permitted Transferee. The Company shall have no obligation to inform any Permitted Transferee of the vesting or forfeiture of the Awarded Shares. Except as otherwise provided in this Agreement, the Company shall have no obligation to register with any federal or state securities commission or agency any Awarded Shares that have been transferred by a Participant under this Section 5(a).

(b)	Rights of a Shareholder. During the Restriction Period or until forfeiture of the nonvested Awarded Shares, the Participant shall have all of the rights of a stockholder of the Company including the right to vote the Awarded Shares and the right to receive dividends paid with respect thereto. Any stock dividends paid with respect to Awarded Shares (whether vested or unvested) shall at all times be treated as Awarded Shares and shall be subject to all restrictions placed on Awarded Shares. Stock dividends paid with respect to unvested Awarded Shares shall be unvested.

6. Delivery of Certificates. A certificate evidencing Awarded Shares that are subject to forfeiture pursuant to Section 4 shall be retained by the Company. Subject to the provisions of this Section 6, a certificate evidencing Awarded Shares that are no longer subject to forfeiture under Section 4 shall be delivered to the Participant at the Company’s principal place of business within ten (10) business days after the Participant’s Awarded Shares are no longer subject to forfeiture in accordance with Section 4.

7. Taxes.

(a)	By execution of this Agreement, the Participant agrees that if the Participant makes an election under Internal Revenue Code (the “Code”) Section 83(b) to include in income the value of the Awarded Shares received pursuant to this Agreement, the Participant shall, in accordance with the regulations promulgated under Code Section 83(b), provide the Company with written notice of such election within ten (10) days following the transmittal of such election to the Internal Revenue Service.

(b)	On or before the date on which the Participant is required to pay all federal, state, and local income and employment taxes owing by the Participant as a result of the vesting of the Awarded Shares pursuant to Section 3 (the “Taxes”), the Company shall pay to the Participant an amount equal to (i) the Taxes, plus (ii) the additional amount (the “Gross-Up Payment”) necessary to defray the Participant’s increased federal, state and local income and employment tax liability arising from his receipt of the payments under subparagraph (i) above and this subparagraph (ii), such that the net amount retained by the Participant, after deduction of any federal, state and local income and employment taxes imposed upon the Gross-Up Payment, shall be equal to the Taxes. For purposes of determining the amount of the Taxes and the Gross-Up Payment, the Participant shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the payment of the Taxes and the Gross-Up Payment are to be made and state and local income taxes at the highest marginal rates of taxation in the state and locality of the residence of the Participant on the date the Awarded Shares vest, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

8. Investment Representations. By the Participant’s execution hereof, the Participant hereby acknowledges that the Awarded Shares have not been registered under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder (the “Act”), or any other state or foreign securities laws or regulations (“Blue Sky Laws”), and warrants and represents that he is acquiring the Shares solely for his own account, solely for investment purposes and not with a view to resale or distribution in violation of any federal or state securities law, and that in addition to the other restrictions on transfer set forth herein, no sale, transfer, assignment or other disposition of the Shares acquired by the Participant shall be made unless registered under the Act (and/or any other applicable Blue Sky Laws) or pursuant to an opinion of counsel satisfactory to counsel for the Company that the proposed sale, transfer, assignment, or other disposition may be consummated without violation of the Act (and/or any other applicable Blue Sky Laws). The Participant acknowledges that prior to the vesting of the Awarded Shares pursuant to Section 3, the Company has no obligation to satisfy any of the conditions to Rule 144 promulgated under the Act or otherwise to register any of the Awarded Shares so as to permit any of the Shares to be publicly resold.

9. Registration of Vested Awarded Shares. As soon as administratively possible following the vesting of the Awarded Shares pursuant to Section 3, the Company shall cause the Awarded Shares to be registered under the Act and/or otherwise to be permitted to be publicly resold.

10. Participant’s Acknowledgments. The Participant hereby acknowledges and agrees to accept as binding, conclusive, and final all decisions or interpretations of the Board upon any questions arising under this Agreement.

11. Law Governing. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of Texas (excluding any conflict of laws rule or principle of Texas law that might refer the governance, construction, or interpretation of this agreement to the laws of another state).

12. Legal Construction. In the event that any one or more of the terms, provisions, or agreements that are contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect for any reason, the invalid, illegal, or unenforceable term, provision, or agreement shall not affect any other term, provision, or agreement that is contained in this Agreement, and this Agreement shall be construed in all respects as if the invalid, illegal, or unenforceable term, provision, or agreement had never been contained herein.

13. Covenants and Agreements as Independent Agreements. Each of the covenants and agreements that is set forth in this Agreement shall be construed as a covenant and agreement independent of any other provision of this Agreement. The existence of any claim or cause of action of the Participant against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants and agreements that are set forth in this Agreement.

14. No Right to Continued Employment. Subject to the Employment Agreement, nothing in this Agreement shall confer upon the Participant any right with respect to continuance of employment with the Company or any subsidiary or affiliate, and nothing herein shall interfere with the right of the Company or any subsidiary or affiliate to discharge the Participant at any time.

15. Entire Agreement. This Agreement supersedes any and all other prior understandings and agreements, either oral or in writing, other than the Employment Agreement, between the parties with respect to the subject matter hereof and, along with the Employment Agreement, constitute the sole and only agreements between the parties with respect to the said subject matter. All prior negotiations and agreements between the parties with respect to the subject matter hereof are merged into this Agreement. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party or by anyone acting on behalf of any party, which are not embodied in this Agreement or the Employment Agreement and that any agreement, statement or promise that is not contained in this Agreement or the Employment Agreement shall not be valid or binding or of any force or effect.

16. Parties Bound. The terms, provisions, and agreements that are contained in this Agreement shall apply to, be binding upon, and inure to the benefit of the parties and their respective heirs, executors, administrators, legal representatives, and permitted successors and assigns, subject to the limitation on assignment expressly set forth herein. No person or entity shall be permitted to acquire any Awarded Shares without first executing and delivering an agreement in the form satisfactory to the Company making such person or entity subject to the restrictions contained in this Agreement and providing those representations set forth in Sections 8 and 10 of this Agreement.

17. Modification. No change or modification of this Agreement shall be valid or binding upon the parties unless the change or modification is in writing and signed by the parties.

18. Headings. The headings that are used in this Agreement are used for reference and convenience purposes only and do not constitute substantive matters to be considered in construing the terms and provisions of this Agreement.

19. Gender and Number. Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

20. Notice. All notices, requests, consents, and other communications required or permitted hereunder shall be in writing and shall be delivered in person or mailed by certified or registered mail return receipt requested; or by facsimile with original sent by mail, which facsimile notice shall be deemed given when transmitted so long as evidence of machine confirmation of such transmittal is included with the original sent by mail, addressed as follows (or at such other address for the parties as shall be specified by like notice):

(a)	if to the Company:

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, TX 77027

Attn:	Steven L. Scheinthal, Esq.
Executive Vice President and General Counsel
Facsimile: 713.386.7070

(b)	if to the Participant or a Permitted Transferee, to the Participant’s address as reflected on the signature page hereto or as the Participant shall designate to the Company in writing in accordance with this Section 20.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized person, and the Participant, to evidence his consent and approval of all the terms hereof, has duly executed this Agreement, effective as of March 14, 2006.

COMPANY:
LANDRY’S RESTAURANTS, INC.

By:	/s/ Joe Max Taylor
Joe Max Taylor
Chairman Compensation Committee

PARTICIPANT:

By:	/s/ Tilman J. Fertitta
Tilman J. Fertitta